FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

2005 Annual General Meeting Material and Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 15, 2005

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 – 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

December 15, 2005

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Press Release: November 21, 2005

ANGLO SWISS RESOURCES’ ANNUAL GENERAL MEETING RESULTS

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report that the AGM on November 17, 2005 was completed and all of the resolutions as recommended by management were approved; including the special resolutions voted by the disinterested shareholders for the 2005 Stock Option Plan and the approval of any prior or future grants until the next annual general meeting.

The board of directors currently consists of Len Danard as President & CEO, Chris Robbins as Vice President, Leroy Wolbaum and Glen Macdonald.  Mr. Brian Canfield was appointed the Corporate Secretary for the ensuing year. The aforementioned directors and officers were granted an aggregate of 6,750,000 options at $0.11, expiring 5 years from the date of the grant. The 2005 Share Option Plan and any options granted hereunder require regulatory approvals prior to the exercise of any options granted.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard
President & CEO

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

ANGLO SWISS RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the members (“shareholders”) of Anglo Swiss Resources Inc. (the “Company”) will be held at the boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on November 17, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon.

2.

To re-appoint PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration for the ensuing year.

3.

To fix the number of directors for the ensuing year at four (4).

4.

To elect directors for the ensuing year.

5.

To pass an ordinary resolution, that the Directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at October 12, 2005 (the “Record Date”), during the next 12 month period.

6.

To pass as a special resolution, the Stock Option Plan dated October 13, 2005 a copy of which is attached. The full text of the proposed Stock Option Plan is set out in Schedule A to, and summarized in, the accompanying Information Circular.

7.

As a special resolution, to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder; and to authorize and approve the granting and exercise of incentive stock options in the forthcoming year to Directors, Consultants, Senior Officers and Employees of the Corporation, subject to approval of the TSX Venture Exchange.

8.

To consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

Specific details of the above items of business are contained in the Company’s Information Circular as of October 12, 2005, which accompanies this Notice and together with the management’s Instrument of Proxy, which also accompanies this Notice, will form a part, hereof and must be read in conjunction with this Notice. Shareholders of record at the close of business on October 12, 2005 will be entitled to notice of and to attend and vote at, the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to read the notes (the “Notes”) accompanying the Instrument of Proxy enclosed therewith and then complete, sign and return the Instrument of Proxy within the time set out in the Notes.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) at least 48 hours prior to the Meeting date.

DATED at Vancouver, British Columbia, this 13th day of October, 2005

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED INSTRUMENT OF PROXY AS PROMPTLY AS POSSIBLE.  IF YOU ARE ABLE TO ATTEND THE ANNUAL GENERAL MEETING AND WISH TO VOTE YOUR SHARES IN PERSON, YOU MAY DO SO AT ANY TIME BEFORE THE PROXY IS EXERCISED.

ANNUAL REPORT TO SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2004

The year ended 2004 was quite active for the Company as it successfully raised $518,000 in a non-brokered private placement, acquired a new diamond exploration property and added strength and knowledge to the board of directors by the addition of Glen Macdonald, PGeo.

The Company shares also began being quoted on the Berlin Exchange, quoted in Euro$ under the symbol “AMO”, in February of 2004.  The addition of a European listing, in conjunction with the TSX Venture Exchange (ASW) and the OTC Bulletin Board (ASWRF) listing in the United States is a positive corporate development in the efforts in creating greater worldwide exposure for the Company and its Gold and Gemstone properties.  Europeans have historically been strong supporters and investors in the exploration and development of gold properties and more significantly gemstone exploration throughout the world.

Anglo Swiss’ current exploration focus is in south-eastern British Columbia as it controls three properties located in the Nelson and Slocan districts; the Kenville Mine property, looking for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones plus a 2000 meter flake graphite discovery); and the recent addition of the 31,000 hectare McAllister property staked for diamond potential.

A 2 kilometer logging road was completed during 2004 at the Kenville property under a Ministry of Energy and Mines work permit and a license to cut from the Ministry of Forestry.  The logging was undertaken to build roads in preparation for trenching and a drill program on a relatively unexplored area of the property.  A verbal agreement with the OJVA group provided for the road to be built; all exploration is the responsibility of the optionees, as per the terms and conditions of the OJVA.

The Blu Starr property was subject to a Joint Participation Agreement with Hampton Court Resources (“Hampton”), entered into in April of 2000, which expired in April of 2003. Hampton has earned a 10% working interest in the staked mineral claims on property to-date; a further 10% is subject to a joint review of the expenditures.  Sufficient work has been undertaken on the staked mineral claims and banked forward to provide the Company control of these 188 mineral claims through 2007.

Anglo Swiss filed a Notice of Work with the ministry to perform drilling and trenching of the alluvial placer claims held within 13 placer claims overlain on the Blu Starr mineral staked claims in the Slocan Valley. The Company owns 100% of these placer claims. The permit was for 10 drill locations, sites were located by GPS, flagged and all approvals obtained by any private property owners during the fall of 2004. The drill program was postponed to 2005 as the Company focused all its efforts on the acquisition of the McAllister property.

The Company acquired 100% of 31,000 hectares in a contiguous claim group known as the “McAllister Group,” located 13.5 kilometres southeast from the City of Nelson, British Columbia.  The company’s original claim in this area, the McAllister Diatreme, has been identified as the host of a potential diamondiferous lamproite.

The staking was completed on January 13, 2005 to ensure a significant land base to include additional areas of interest in the Nelson Mining District, where Anglo Swiss discovered its first diatreme.  The Company also believes that a second diatreme has been identified approximately 4 kilometres from the McAllister Diatreme, which suggests that a cluster of diatremes may be present in the area.  A work program for the 2005 season is currently being developed by the Company’s geologist.

Iva Fern Option Agreement

The Company entered into an option to purchase agreement dated February 1, 2005 to acquire the Iva Fern group of claims made up of two Crown-granted mineral claims and three reverted Crown-granted claims. The claims are situated within the company's 31,000-hectare McAllister claim group in southeastern British Columbia and complement the existing holdings.

The option to purchase agreement, received regulatory approval on February 16, 2005, provides for a payment of $50,000 plus 200,000 common shares to be paid in instalments on the anniversary dates of the agreement, ending Feb. 1, 2010.

Warrants Extended

Effective March 24, 2005 the Company has extended the expiration date of 5,180,000 warrants to September 29, 2005.  The warrants were part of a private placement closed March 29, 2004.  Each share purchase warrant now entitles the holder to purchase an additional common share for 15 cents until September 29, 2005.

The Company’s mineral exploration activities have been funded through the sales of common shares, and although the Company has been successful in attracting partners to continue development and exploration of its properties, there is no assurance that this trend will continue indefinitely.  The ongoing general and administrative obligations are dependent on this source as well and the Company expects to continue to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  Based on its existing working capital, the Company may require additional financing in the future.

For Investor Relations purposes, management maintains a website containing corporate overviews, news releases and relative information in its pursuit of establishing economic concentrations of minerals.  The services of Daimler Partners and CCNMatthews are utilized to disseminate all news releases and corporate updates throughout the United States and Canada.  All financials, information circulars and reports are filed electronically with SEDAR, EDGAR and mailed via Canada Post to registered shareholders and those shareholders maintained under National Instrument 54-101.  All documentation is available upon written request.

On behalf of the Board of Directors,

“Len Danard”

President

Anglo Swiss Resources Inc.

ANGLO SWISS RESOURCES INC.

INFORMATION CIRCULAR

Unless otherwise specified herein, this Information Circular contains information as at October 12, 2005.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anglo Swiss Resources Inc. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on November 17, 2005 at 10:00 a.m. at the boardroom of Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.  The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute Instruments of Proxy.

Because many of the Company’s shareholders are unable to attend the Meeting in person, the Board of Directors solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

(a)

read this Information Circular carefully;

(b)

specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c)

Sign, date and return the Instrument of Proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before the close of business on Tuesday, November 15, 2005.

(d)

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a Company, by a duly authorized and appointed officer, attorney or representative of the Company.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Company.  A shareholder has the right to appoint another person to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of the shareholder’s nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.  The proxyholder will, if the instructions contained in the Instrument of Proxy are certain and if the Instrument of Proxy is duly completed and delivered and has not been revoked, be voted on any poll, and where a choice is specified with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specifications so made.  Unless otherwise indicated by the shareholder, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated in the Instrument of Proxy.  The Instrument of Proxy also confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the notice or any other matter that properly comes before the Meeting.  At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by:

(e)

signing an Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid;

(f)

signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed, as set out in the notes to the Instrument of Proxy) and either delivering the same to the registered office of the Company at P.O. Box 10026, Pacific Centre South, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Instrument of Proxy is to be used shall have been taken;

(g)

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such Instrument of Proxy shall be deemed to have been revoked; or

(h)

In any other manner provided by law.

ADVICE TO BENEFICIAL SHAREHOLDERS

The Information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder’s meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or agent of the broker) is substantially similar to the Instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP”) in Canada.  ADP typically prepares a machine-readable voting instructions form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to ADP (or other instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker of other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or their broker’s agent) in accordance with the instructions provided by the broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

QUORUM

Two holders of shares in the Company entitled to vote at the Meeting present in person or represented by proxy, holding in aggregate not less than 5% of the issued and outstanding shares of the Company, shall constitute a quorum.

EFFECTIVE DATE

The effective date of this Management Information Circular and the information contained herein is October 12, 2005 (the “Effective Date”).

VOTING SHARES OF THE COMPANY AND PRINCIPAL HOLDERS THEREOF

At the close of business on October 12, 2005, 56,355,688 common shares without par value of the Company were issued and outstanding, each such share carrying the right to one vote at the meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of the Company’s common shares on October 12, 2005 are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company as at October 12, 2005, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.  Directors as a group control 7,480,224 or 13.27% of the voting securities outstanding.

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently comprised of four persons.  It is intended the number of Directors of the Company for the ensuing year will be comprised of four persons following the Meeting.  The individuals named in the following table are proposed by management for re-election as Directors of the Company.  In accordance with the Articles of the Company, each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director pursuant to the Company Act (British Columbia).  The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxies, in which either of them is designated a proxyholder, for the election of nominees named in the Instrument of Proxy, unless authority to vote for such persons is withheld.  In the unanticipated event that a nominee is unable to or declines to serve as a Director at the time of the Meeting, the proxies will be voted at the discretion of the proxyholder to elect another nominee if presented, or to reduce the number of Directors accordingly.  As of the date of this Information Circular, the Board of Directors is not aware of any nominee who is unable to or who intends to decline to serve as a Director, if elected.

As at the date of this Information Circular, the Company had not received any nominations for Directors under Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The Vancouver Sun newspaper on September 23, 2005.

The following information concerning the respective nominees for the position of Director of the Company has been furnished by each of them.

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard(1)(2) Calgary, Alberta Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	3,950,066
Leroy R.T. Wolbaum(1) Nelson, British Columbia Director	Businessman	August 30, 1993	1,549,020
Christopher C. Robbins(2) Vancouver, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	1,931,138
Glen C. Macdonald(1) Vancouver, British Columbia Director	Professional Geologist	September 28,2004	NIL

(1)

A member of the Audit Committee of the Company

(2)

A member of the Corporate Governance and Communication Committees

The management of the Company does not expect that any of the nominees will be unable to serve as Directors but, in that event, discretionary authority may be exercised to vote for a substitute.

Standing Committees

To assist in the discharge of its responsibilities, the Board has designated three standing committees:

The Audit and Finance Committee consists of Leonard Danard, Leroy Wolbaum and Glen Macdonald.  Of these three Directors, Mr. Danard is involved in the daily operations of the Company and Mr. Wolbaum, one of the two independent directors, is the Chairman of the Audit Committee.

The Corporate Governance Committee consists of Christopher Robbins and Leonard Danard. This Committee provides guidance to the Board in relation to the responsibilities within Multilateral Instrument 502-109.  The Company has adopted a “Code of Ethics” and “Whistle Blower” procedures; both of which can be viewed at the Company’s website at www.anglo-swiss.com. See the sections titled “Statement on Corporate Governance” within this circular.

The Communications Committee consists of Christopher Robbins and Len Danard.  This Committee is responsible for overseeing the Company’s need to provide timely discharge of information to shareholders, media representatives and relevant regulatory agencies, among others.

Compensation of Directors

No compensation was paid to the Directors during the fiscal year ending December 31, 2004, in their capacity as Directors, other than in the form of stock option grants as described below.  See “Executive Compensation” for disclosure of the compensation paid to Mr. Danard as Chief Executive Officer.

The following table (if required) sets forth information respecting individual grants of options to purchase common shares of the Company to Directors, made during the most recently completed financial year.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

OPTIONS GRANTED TO DIRECTORS AS
AT THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

Name of Optionee	Insider Y/N	Date of Grant	# of Options Granted	Exercise Price	Expiry Date
Leonard R. Danard Chief Executive Officer, President and Director	YES	02/12/2004 01/23/2002 03/21/2000	950,000 400,000 462,500	$0.10 $0.10 $0.21	02/12/2009 01/23/2007 03/21/2005*
Leroy R.T. Wolbaum Director	YES	02/12/2004 01/23/2002 03/21/2000	400,000 200,000 500,000	$0.10 $0.10 $0.21	02/12/2009 01/23/2007 03/21/2005*
Christopher C. Robbins Vice President and Director	YES	02/12/2004 01/23/2002 03/21/2000	850,000 400,000 462,500	$0.10 $0.10 $0.21	02/12/2009 01/23/2007 03/21/2005*
Glen C. Macdonald Director	YES	09/28/2004	1,000,000	$0.10	09/28/2009

* OPTIONS EXPIRED ON MARCH 21, 2005 UNEXERCISED.

STATEMENT ON CORPORATE GOVERNANCE

The Company has generally adopted the guidelines for effective corporate governance proposed by The Toronto Stock Exchange and the Toronto Venture Exchange (collectively, the “Guidelines”).  The Guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  The Company’s approach to corporate governance is set forth below under the Corporate Governance Committee.

Mandate of the Corporate Governance Committee

The Corporate Governance Committee currently consists of Leonard Danard and Christopher Robbins.  The mandate of the Committee is to manage corporate governance matters pertaining to the business and affairs of the Company.  In fulfilling its mandate, the Committee oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(a)

adoption of a strategic planning process for the Company;

(b)

identification of the principal risks of the Company’s business and ensuring the implementation of the appropriate systems to manage these risks;

(c)

succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(d)

overseeing the integrity of the Company’s internal controls and management information systems; and

(e)

maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Committee holds at least four regular meetings annually, and from its members has established two committees with specific responsibilities, namely an Audit Committee and a Communications Committee.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company’s business and the opportunities or risks which the Company faces from time to time.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated directors”.  An “unrelated director” is defined as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a Company has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) the board of directors should include a number of directors who do not have interests in or relationships with the Company or the significant shareholder and which fairly reflects the investment in the Company by the shareholders other than the significant shareholder.

The Board has determined that of its four current Directors, two are considered to be unrelated Directors.  The Board considers the following individuals to be related Directors:  Leonard Danard because he is President and Chief Executive Officer and Christopher Robbins because he is Vice President and Chief Financial Officer.  The number of directors to be fixed for the coming year remains at four, of whom two Directors are expected to be unrelated.  The Company does not have a significant shareholder, and the Board considers its size of four directors to be appropriate at the current time.  However, as the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint one additional Director before the next meeting of shareholders is held, the Board may use this power to add to the breadth of its experience and expertise.  The functions of the Committees of the Board of Directors are described above under the heading “Standing Committees”.

Aside from its Audit Committee, Corporate Governance Committee and Communications Committee, the Board has not designated any other committee.  Given there are currently only four members of the Board, the Board as a whole remains responsible for performing the functions that may otherwise be given to an executive committee or a compensation committee.  The Board intends to remain sensitive to the changes required in corporate governance issues and will re-examine the need for additional measures, control mechanisms and structures (including committees) from time to time as the Company resources permit.

Decisions Requiring Prior Board Approval

In addition to matters which must, by law or by the Articles of the Company, be approved by the Board, management is required to seek Board approval for major transactions.

Nomination for New Directors

The Company does not currently provide a formal orientation program for new Directors.  However, it is the Board’s intention that as and when a new nominee is identified, they will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Company’s business and operations.

Outside Advice

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company.  The engagement of the outside professional advisor would be subject to approval of the Board acting in discharge of its duties to manage corporate governance matters.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Board of Directors has not designated a compensation committee.  Instead, the responsibilities that would otherwise go to such a committee remain with the Board (see “Statement on Corporate Governance” appearing above).  Currently, the Company has two executive officers:  Leonard Danard (President and Chief Executive Officer) and Christopher Robbins (Vice President and Chief Financial Officer).  In making compensation decisions, the Board intends to meet at such times as is appropriate.

Executive Compensation Policies and Programs

The objectives of the Company’s compensation policies and programs for executive officers are to motivate and reward executive officers for the achievement of significant corporate and functional objectives, recruit and retain executive officers of a high calibre and align the interests of the executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.  Achievement of these objectives will contribute to an increase in shareholder value.

The Company’s compensation policies and programs for executive officers currently consists of a base salary and long term incentive compensation in the form of stock options.  As a general rule for establishing compensation for executive officers, the Board considers the executive’s performance, experience, position within the Company and industry compensation surveys.  The Board of Directors uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

2005 Share Option Plan (the “Plan”)

Options for executive officers are granted initially at the time of employment.  Option grants for all employees including executive officers are reviewed on an annual basis.  The Company, in accordance with the policies of the Montreal Exchange, established the 1997 Stock Option Plan, from which all previous option grants were made.  Approval to amend and restate the 1997 Stock Option Plan was given at the Company’s June 25, 1999 Annual General Meeting.  The Amended and Restated Stock Option Plan allowed for options for a total of 7,000,000 common shares to be granted to officers, directors, employees and consultants to the Company and/or its subsidiaries.  The 1997 Amended Option Plan was accepted upon the Company’s listing on the Toronto Venture Exchange (formerly the Canadian Venture Exchange) on October 1, 2001.

The Company proposes that the 1997 Amended Stock Option Plan be replaced with a new fixed number stock option plan (the “Plan”) under which a total of 11,500,000 Common Shares may be issued upon the exercise of stock options.  See “Matters to be acted Upon at the Meeting – Adoption of New Stock Option Plan” for a description of the terms and conditions of the 2005 Plan.

As at December 31, 2004 there were an aggregate of 7,000,000 stock options outstanding. Subsequent thereto, 1,675,000 options expired on March 21, 2005; 1,600,000 stock options were exercised on October 7, 2005 leaving an outstanding balance at the time of this report of 3,725,000. The following are the options outstanding as at the Record Date:

Optionee

Options

Price

Expiry Date

Len Danard

Director

400,000

 $0.10

January 23, 2007

400,000

 $0.10

February 12, 2009

Chris Robbins

Director

400,000

 $0.10

January 23, 2007

300,000

 $0.10

February 12, 2009

Leroy Wolbaum

Director

200,000

 $0.10

January 23, 2007

400,000

 $0.10

February 12, 2009

Glen MacDonald

500,000

$0.10

September 28, 2009

Director

Beth McInnis

125,000

$0.10

February 17, 2008
Consultant Accounting

Peter Holt

800,000

$0.10

February 17, 2008

Investor Relations

Greg Thomson

200,000

$0.10

February 17, 2008
Consulting Geologist

Compensation of the Chief Executive Officer

The principles for establishing, measuring and determining the compensation of the Chief Executive Officer follow the same philosophy as for other executives.  Leonard Danard was the Chief Executive Officer of the Company for the entire financial year ended December 31, 2004.  Mr. Danard’s compensation (base salary and options) was established by the Board of Directors in 1996 (see “Employment Agreements of Named Executive Officers; Change in Responsibilities” appearing below) and effective October 1, 2001 follows the guidelines and policies of the Toronto Venture Exchange.

Report presented by:

THE BOARD OF DIRECTORS

Leonard Danard
Leroy Wolbaum
Christopher Robbins
Glen C. Macdonald

Executive Compensation

The following table sets forth the compensation for each of the Company’s last three financial years awarded to the Chief Executive Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position in 2004 Fiscal Year	Year	Annual Compensation			Long Term Compensation	All Other Compensation
		Salary $	Bonus $	Other Annual Compensation $	Securities under Options Granted #
Leonard Danard Chief Executive Officer and President	December 31, 2004	30,000	Nil	Nil	1,812,500	Nil
	December 31, 2003	30,000	Nil	Nil	1,150,000	Nil
	December 31, 2002	30,000	Nil	Nil	1,150,000	Nil

Employment Agreements of Named Executive Officers; Change in Responsibilities

Upon the Company Common Shares listing on the Toronto Venture Exchange (formerly the Canadian Venture Exchange) on October 1, 2001, Mr. Danard’s base annual salary was set at $30,000 and is subject to annual review by the Board.  This agreement currently contains no provision for benefits other than by way of base salary and long- term incentive compensation in the form of stock options.  Either the Company or Mr. Danard may terminate this agreement by providing not less than three months written notice to the other.

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company’s most recently completed or current financial year for compensation in the event of termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where such compensation exceeds $100,000.

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities or any other measure), was paid or distributed to Leonard Danard as Chief Executive Officer, or any other executive officer during the most recently completed financial year ended December 31, 2004.  See the discussion of “Incentive Stock Options” immediately below.

Incentive Stock Options

The management of the Company is of the view that to be able to attract the most suitable employees, officers and directors of the Company, it is often necessary to be able to offer them options to purchase shares of the Company, as an incentive or inducement.  There were 950,000 options granted to purchase common shares of the Company to Leonard Danard as Chief Executive Officer, made during the most recently completed financial year. Please see page 5. “Options Granted to Directors” for a complete list of grants outstanding up to the year ended December 31, 2004.

The following table sets forth information with respect to the exercise of options during the financial year ended December 31, 2004 by Mr. Danard and the number and value of unexercised options held as at December 31, 2004.

AGGREGATED OPTION EXERCISES DURING THE
FINANCIAL YEAR ENDED DECEMBER 31, 2004 AND
OPTION VALUES AS AT DECEMBER 31, 2004.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2004 Exercisable/ Un-exercisable	Value of Unexercised in the Money Options at December 31, 2004 Exercisable/ Un-exercisable
Leonard Danard	Nil	Nil	1,812,500/ 1,812,500	Nil/Nil

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, has or has had any material interest, direct or indirect, in any transaction during the past year, or in any proposed transaction, which has materially affected or will materially affect the Company, other than as disclosed herein.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, has acted as the Company’s auditors since November 1981.  PricewaterhouseCoopers will continue as Auditors until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the Directors.

The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxy for which either of them are appointed proxyholder, for the appointment of PricewaterhouseCoopers as the Company’s auditors at remuneration to be fixed by the Board of Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Financial Statements

To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon.

2.

Appointment of Auditors

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration for the ensuing year.

3.

Board of Directors

To fix the number of directors for the ensuing year at four (4). Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at four members for the ensuing year.  In order to be effective, the resolution requires a majority of the votes cast by shareholders who vote in respect of the resolution.

4.

Election of Directors

To elect directors for the ensuing year. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting securities of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.  Management does not contemplate that any of such nominees will be unable to serve as directors: however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Company. Unless otherwise directed, it is the intention of the Management Designees to vote proxies  in the accompanying form in favour of the ordinary resolution fixing the number of directors at  four members and the election of nominees hereinafter set forth, as a group, as directors for the ensuing year.

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Date Appointed to the Board	Voting Securities Held or Controlled as at Effective Date
Leonard R. Danard(1)(2) Calgary, Alberta Chief Executive Officer, President and Director	Chief Executive Officer & President, Director of Anglo Swiss, Director of Resin Systems from 1997 to April 2003	December 14, 1992	3,950,066
Leroy R.T. Wolbaum(1) Nelson, British Columbia Director	Director of Anglo Swiss, Director of Mart Resources since June 1997.	August 30, 1993	1,549,020
Christopher C. Robbins(2) Vancouver, British Columbia Vice President and Director	Vice President & Director of Anglo Swiss, Businessman.	November 25, 1994	2,111,138
Glen C. Macdonald(1) Vancouver, British Columbia Director	Director of Anglo Swiss, Professional Geologist & Director of Starfield Resources since November 1997	September 28,2004	NIL

(1)

A member of the Audit Committee
(2)

A member of the Corporate Governance & Communications  Committee(s)

5.

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interests of the Company and the shares issued for such consideration are reasonably valued.  The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the “Exchange”) as a benchmark for valuing its shares.  Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation.  Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company’s then outstanding shares may require shareholders’ approval.

In order to avoid the necessity and added expense of having to convene an additional shareholders’ meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior the shareholders’ meeting to be held in 2006, management proposes to request advance approval at this time from the shareholders.  The limitations on the approval sought are that any transaction effected by the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance or filing of the regulatory officials of the Exchange.  The share issuances may occur in one or more transactions and with one or more recipients.

The Directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval.  Such restriction could impede the Company’s timely access to required funds.

6.

Ratify and Approval of Stock Option Grants

A special Resolution, to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder; and to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted.

7.

Adoption of a new Stock Option Plan

The Company is proposing to replace the Amended 1997 Stock Option Plan by adopting a new fixed number stock option plan (the “Plan”) attached hereto as Schedule A.  The existing plan was drafted with the rules as they were, at the time the Company was listed on the Montreal Exchange and subsequently approved upon the Company listing on the TSX Venture Exchange ( formerly the CDNX).

Shareholders will be asked to consider and, if thought fit, to approve the Plan.  Management is of the view that it is in the best interests of the Company to implement the Plan.  The Plan, if approved by a ¾ majority of the votes cast by disinterested shareholders of the Company  present in person or by proxy at the Meeting and the TSX Venture Exchange, will become effective upon such approval.

The Plan has been drafted to comply with Exchange policies as they exist as at the date of this Management Information Circular. It reserves 11,500,000 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan shall be administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of  (the “Option Committee”). The board of directors will have authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of the grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option expiration date, whatever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A.

To pass the proposed special resolutions, an affirmative vote of not less than three-quarters of the votes cast by the disinterested shareholders of the Company present in person or by proxy at the Meeting is required.  In absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the special resolutions.

In the event the resolution is not passed, the Exchange may not approve any option plan that exceeds a fixed number of stock options reserving a specified number of shares up to a maximum of 10% of the Issuer’s issued shares as at the Effective date, with no vesting provisions, without specific shareholder approval.

8.

Other Matters

Management of the Company is not aware of any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this the 13th. day of  October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer